Exhibit 99.1

Organigram Launches New Wellness Brand, Monjour

Monjour’s CBD-forward product assortment is designed to complement one’s daily wellness routine

MONCTON, New Brunswick--(BUSINESS WIRE)--November 18, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading Canadian producer of cannabis, is pleased to announce the launch of Monjour, the Company’s new wellness brand, offering high-quality, CBD-forward products for consumers seeking easy and convenient ways to incorporate cannabidiol (CBD) into their daily wellness routine. Monjour’s first offerings in this emerging category include both vegan-friendly as well as sugar-free soft chews, both in assorted flavours.

Organigram’s strategic approach to product development remains focused on the needs and preferences of Canadian consumers. “At Organigram, we are committed to innovation, and keeping consumers at the heart of every product we launch,” says Beena Goldenberg, CEO, Organigram. “By paying close attention to how Canadians are thinking about and consuming CBD, we’ve been able to develop and deliver an exciting new line of products while taking advantage of a growing CBD edibles market, currently with limited competitive offerings.”

Market research suggests consumers are looking for affordable, dosage-controlled, and flavourful ways of consuming CBD.i Monjour gummies are offered in both Berry Medley and Citrus Medley flavour options. Both vegan-friendly Monjour and sugar-free Monjour Bare varieties are available in 30-count packs with 20mg of CBD per piece, totalling 600mg per bottle.

Monjour is the latest product line to be produced in the recently acquired Edibles and Infusions (“EIC”) facility located in Winnipeg, Manitoba. “Leveraging EIC’s highly-efficient production technology means we can produce high-quality, low-cost confectionery products. As a result, we can expand our edibles-based business, offer products at consumer-friendly prices, and continue to deliver value to our shareholders,” says Goldenberg.

Estimates suggest that the Canadian CBD market as a whole is expected to deliver $263M in sales in 2022.ii

For more information about Monjour, visit https://monjourwellness.com/ or on Instagram @monjourwellness.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED, SHRED’ems, Monjour and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events, or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the market position and reception of Monjour and other products from time to time, changing competitive conditions, changing consumer preferences, the relative performance of products in different provincial jurisdictions and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Performance in certain provinces may not be indicative of performance in other provinces. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

i “US CBD Consumer Insights Report,” Brightfield Group, 2021.
ii “Canada CBD Market Insights Report,” Brightfield Group, 2020.

Contacts

For Investor Relations enquiries:
Investors@organigram.ca

For Media enquiries:
Megan McCrae
Senior Vice-President of Marketing and Communications
megan.mccrae@organigram.ca